DIVIDEND CAPITAL STRATEGIC GLOBAL REALTY FUND

518 17th Street, Suite 1200

Denver, CO 80202

June 22, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-2 for

Dividend Capital Strategic Global Realty Fund

(File No. 333-130790)

Ladies and Gentlemen:

On December 30, 2005, Dividend Capital Strategic Global Realty Fund (the “Registrant”) filed a Registration Statement on Form N-2 relating to an initial offering of the Registrant’s common shares of beneficial interest. On March 15, 2007 and May 25, 2007, the Registrant filed Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2, respectively, to such Registration Statement. The Registrant will also file a third pre-effective amendment to that Registration Statement to update certain disclosure and provide additional exhibits.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of its Registration Statement be accelerated so that it will be effective at 9:00 a.m., Eastern Time, on June 26, 2007 or as soon as practicable thereafter.

Please call the Registrant’s outside counsel, Douglas P. Dick of Dechert LLP at (949) 442-6060 or Derek B. Newman at (202) 261-3467, if you have any questions.

Sincerely yours,

/s/ Thomas I. Florence
Thomas I. Florence
President Dividend Capital Strategic Global Realty Fund

cc:	John Grzeskiewicz
Securities and Exchange Commission